FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 2, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Consolidated Results of Operations Second quarter, year ending March 2027 (US GAAP) October 2026 Nomura Holdings, Inc.

Outline Presentation Financial Supplement Consolidated balance sheet P21 Value at risk P22 Consolidated financial highlights P23 Consolidated income P24 Main revenue items P25 Consolidated results: Income (loss) before income taxes by segment and region P26 Segment “Other” P27 Wealth Management related data P28-31 Investment Management related data P32-33 Wholesale related data P34 Number of employees P35 Executive summary P2-3 Trend in stable revenue P4 Rolling four-quarter average P5 Overview of results P6 Business segment results P7 Wealth Management P8-10 Investment Management P11-12 Wholesale P13-15 Banking P16-17 Non-interest expenses P18 Robust financial position P19

Executive summary (1/2)

FY2026/27 1H highlights

ROE at 13.3% in 1H: Steady progress being made to meet 2030 Management Vision

- All segments contributed to profit growth, four-segment aggregate income before income taxes rose about 50%. Sharp improvement in ability to generate earnings
- Stable revenues grew about 60% YoY, reflecting expanded asset management-based business
- ROE improved steadily, reflecting the benefits of structural reforms

Half-year dividend per share

Y 35

	FY2025/26 1H	FY2026/27 1H	YoY
Net revenue	Y1,038.8bn	**Y1,294.2bn**	**25%**
Income before income taxes	Y296.9bn	**Y359.5bn**	**21%**
Net income[1]	Y196.6bn	**Y249.3bn**	**27%**
EPS[2]	Y64.53	**Y82.97**	**29%**
ROE[3]	11.3%	**13.3%**	



ROE
14%
12%
10%
8%
6%
4%
5.1%
10.0%
10.1%
13.3%
FY23/24
FY24/25
FY25/26
FY26/27 1H

Income before income taxes: Segment information



(billions of yen)
296.9
359.5
+21%
+50%
Other
Including gains on sale of real estate of about Y56.0 billion
58.6
6.8
95.0
52.2
84.3
3.1
8.0
139.4
72.4
136.7
+18% Banking
+47% Wholesale
+39% Investment Management
+62% Wealth Management
FY25/26 1H
FY26/27 1H

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

2

Executive summary (2/2)

FY2026/27 2Q highlights

Solid earnings maintained, ROE[1] comes to 10.9%

- Net revenue and income before income taxes fell QoQ, but were solid
- ROE meets new 2030 Management Vision target of 10 to 12% or more for second straight quarter
- Stable revenues grew on steady capture of longer-term asset formation needs amid uncertain market environment

- Net revenue: Y607.5bn (-12% QoQ); Income before income taxes: Y148.0bn (-30% QoQ); Net income[2]: Y103.7bn (-29% QoQ); EPS[3]: Y34.61
- **Four segment income before income taxes of Y143.4bn (-33% QoQ)**

Wealth Management
- Earnings maintained at high level even amid uncertain market conditions
- Net inflows of recurring revenue assets hit record high of around Y750.0bn on progress with asset management business
- Recurring revenue cost coverage ratio rose to 79%, showing further improvement in stability of earnings

Investment Management
- Business revenue remained solid as assets under management stayed at a high level
- Fund inflows continued mainly to newly established funds and balanced funds

Wholesale
- Net revenue and income before income taxes fell compared with prior quarter's record high since establishment of division
- Global Markets normalized in fallback from prior quarter, but Equities revenue remained high
- Investment Banking revenue rose on sustained strong momentum in key product areas

Banking
- Solid revenue from lending activities and trust and agent services on contributions from KPI efforts and higher interest rates
- Steady growth in deposit sweep service contracts and balances, boosting customer base and deposit procurement capabilities

Income before income taxes and net income[2]


Groupwide
(billions of yen)
Income before income taxes
Net income
136.6
92.1
135.2
91.6
107.7
73.9
211.5
145.6
148.0
103.7
FY25/26 2Q
3Q
4Q
FY26/27 1Q
2Q


Four segment income before income taxes
(billions of yen)
Investment Management
Wealth Management
Banking
Wholesale
132.6
142.9
125.6
213.0
143.4
FY25/26 2Q
3Q
4Q
FY26/27 1Q
2Q

1. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
2. Net income (loss) attributable to Nomura Holdings shareholders.
3. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.

3

131.7 134.4 138.2 180.1 205.2 95.7 125.9 119.9 120.7 137.2 163.7 223.7 84.7 168.5 42.9 47.2 53.9 25.7 31.6 251.6 255.0 318.3 391.0 482.8 206.1 326.1 0 100 200 300 400 500 600 FY21/22 Mar FY22/23 Mar FY23/24 Mar FY24/25 Mar FY25/26 Mar FY25/26 1H FY26/27 1H WM Recurring revenue IM Business revenue Banking revenue 19.6 18.7 23.0 23.5 27.9 26.2 31.3 0 10 20 30 40 FY21/22 Mar FY22/23 Mar FY23/24 Mar FY24/25 Mar FY25/26 Mar FY25/26 Sep FY26/27 Sep 67.9 67.3 89.0 89.3 136.9 101.2 152.8 0 40 80 120 160 200 FY21/22 Mar FY22/23 Mar FY23/24 Mar FY24/25 Mar FY25/26 Mar FY25/26 Sep FY26/27 Sep Trend in stable revenues: Stable revenues up around 1.6x YoY, driven by the expansion of asset management-based business 1. Total of recurring revenue in Wealth Management, business revenue in Investment Management, and revenue in Banking. Banking revenue is separately disclosed from FY25/26 1Q following the establishment of the Banking Division in April 2025. A portion of Banking revenue was previously included in recurring revenue in the Wealth Management Division. Retrospective adjustments have been made to figures for FY23/24 and FY24/25 to reflect the establishment of the Banking Division, but not to figures for earlier fiscal years. (trillions of yen) Recurring revenue assets and AuM increased with inflows Stable revenue1 steadily expanding2 Wealth Management (WM) Investment Management (IM) (billions of yen) AuM Recurring revenue assets (trillions of yen) 1Q: Y160.6bn 2Q: Y165.4bn

Rolling four-quarter average1 Revenue and income before income taxes by Division 1. Calculated for each quarter as the simple average of revenue and income before income taxes for the most recent four quarters, including the quarter in question 2. Figures for periods up to the fiscal year ended March 2025 have been retrospectively adjusted to reflect the establishment of the Banking Division in April 2025, which includes certain banking businesses previously reported under Wealth Management. Revenue and income before income taxes are calculated based on these adjusted figures. Wealth Management2 Wholesale Banking2 (billions of yen) (billions of yen) (billions of yen) (billions of yen) Investment Management 5 47.1 48.8 51.3 55.0 58.8 61.4 64.8 70.7 76.9 79.3 108.5 113.7 122.0 131.9 138.1 41.3 44.7 51.0 59.1 64.1 0 40 80 120 160 2Q 3Q 4Q 1Q 2Q FY25/26 FY26/27 Avg. recurring revenue Avg. flow revenue, etc. Avg. income before income taxes 42.5 46.4 55.9 67.3 76.9 7.6 7.4 8.7 9.3 5.7 50.0 53.8 64.6 76.6 82.6 21.7 21.4 22.1 27.9 27.1 0 20 40 60 80 100 2Q 3Q 4Q 1Q 2Q FY25/26 FY26/27 Avg. business revenue Avg. investment gain/loss Avg. income before income taxes 12.3 12.7 13.5 14.1 15.0 3.6 3.5 3.5 3.5 3.8 0 4 8 12 16 2Q 3Q 4Q 1Q 2Q FY25/26 FY26/27 Avg. revenue Avg. income before income taxes 226.2 230.6 242.0 265.9 270.5 46.3 47.7 48.5 51.6 272.5 54.5 278.3 290.6 317.6 325.0 48.7 48.7 50.1 63.0 61.2 0 70 140 210 280 350 2Q 3Q 4Q 1Q 2Q FY25/26 FY26/27 Avg. Global Markets revenue Avg. Investment Banking revenue Avg. income before income taxes

Overview of results

NOMURA

Highlights

(billions of yen, excluding EPS, BPS and ROE)	FY25/26			FY26/27		QoQ	YoY	FY25/26	FY26/27	YoY
	2Q	3Q	4Q	1Q	2Q			1H	1H	
Net revenue	515.5	551.8	577.2	686.7	**607.5**	**-12%**	**18%**	1,038.8	**1,294.2**	**25%**
Non-interest expenses	378.8	416.5	469.5	475.2	**459.5**	**-3%**	**21%**	741.9	**934.7**	**26%**
Income before income taxes	136.6	135.2	107.7	211.5	**148.0**	**-30%**	**8%**	296.9	**359.5**	**21%**
Net income[1]	92.1	91.6	73.9	145.6	**103.7**	**-29%**	**13%**	196.6	**249.3**	**27%**
Effective tax rate	*29.9%*	*30.1%*	*28.9%*	*26.2%*	***28.1%***			*31.5%*	***27.0%***	
EPS[2]	Y30.49	Y30.19	Y24.34	Y48.34	**Y34.61**	**-28%**	**14%**	Y64.53	**Y82.97**	**29%**
BPS[3]	Y1,188.05	Y1,244.72	Y1,277.99	Y1,311.94	**Y1,291.77**	**-2%**	**9%**	Y1,188.05	**Y1,291.77**	**9%**
ROE[4]	10.6%	10.3%	8.0%	15.4%	**10.9%**			11.3%	**13.3%**	

Reference

Income before income taxes from three international regions[5,6]	*44.9*	*16.3*	*2.9*	*75.2*	***26.4***	***-65%***	***-41%***	*72.3*	***101.6***	***40%***

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Total Nomura Holdings shareholders' equity per share.
4. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
5. Three international regions refers to (i) the Americas, (ii) Europe and (iii) Asia and Oceania (Including Powai office in India).
6. Geographic information is based on U.S. GAAP. Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

6

NOMURA

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

		FY25/26			FY26/27		QoQ	YoY	FY25/26	FY26/27	YoY
		2Q	3Q	4Q	1Q	2Q			1H	1H	
Net revenue	Wealth Management	116.5	132.5	133.1	145.4	141.5	-3%	22%	222.3	286.9	29%
	Investment Management	60.8	60.9	86.2	98.3	84.8	-14%	39%	111.4	183.1	64%
	Wholesale	279.2	313.9	308.1	369.1	308.9	-16%	11%	540.3	678.0	26%
	Banking	12.9	13.7	14.5	15.2	16.4	7%	27%	25.7	31.6	23%
	Subtotal	469.3	521.0	542.0	628.1	551.6	-12%	18%	899.6	1,179.7	31%
	Other*	44.4	28.1	31.2	53.1	50.0	-6%	13%	137.5	103.1	-25%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.8	2.7	4.0	5.5	5.8	5%	3.3x	1.6	11.4	7.0x
	Net revenue	515.5	551.8	577.2	686.7	607.5	-12%	18%	1,038.8	1,294.2	25%
Income (loss) before income taxes	Wealth Management	45.5	58.5	61.2	71.1	65.6	-8%	44%	84.3	136.7	62%
	Investment Management	30.7	17.9	18.1	45.0	27.4	-39%	-11%	52.2	72.4	39%
	Wholesale	53.1	62.3	43.2	93.3	46.1	-51%	-13%	95.0	139.4	47%
	Banking	3.2	4.2	3.0	3.6	4.4	20%	37%	6.8	8.0	18%
	Subtotal	132.6	142.9	125.6	213.0	143.4	-33%	8%	238.4	356.4	50%
	Other*	2.3	-10.3	-22.0	-7.0	-1.2	-	-	56.9	-8.2	-
	Unrealized gain (loss) on investments in equity securities held for operating purpose	1.8	2.7	4.0	5.5	5.8	5%	3.3x	1.6	11.4	7.0x
	Income (loss) before income taxes	136.6	135.2	107.7	211.5	148.0	-30%	8%	296.9	359.5	21%

* Additional information on "Other" (FY 2026/27 2Q)
- Loss related to economic hedging (-Y1.9bn)
- Loss on changes to own and counterparty credit spread relating to Derivatives (-Y1.1bn)

7

NOMURA

Wealth Management

Net revenue and income (loss) before income taxes

(billions of yen)	FY25/26			FY26/27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	116.5	132.5	133.1	145.4	**141.5**	**-3%**	**22%**
Non-interest expenses	71.0	74.0	71.9	74.3	**75.9**	**2%**	**7%**
Income before income taxes	45.5	58.5	61.2	71.1	**65.6**	**-8%**	**44%**

Breakdown of net revenue

(billions of yen)


160
140
120
100
80
60
40
20
0
Flow revenue, etc.
Recurring revenue

	FY25/26			FY26/27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Recurring revenue[1]	51.2	52.7	56.8	59.2	**66.7**	**13%**	**30%**
Flow revenue, etc.[2]	65.3	79.8	76.4	86.2	**74.8**	**-13%**	**15%**
Net revenue	116.5	132.5	133.1	145.4	**141.5**	**-3%**	**22%**

Key points

Net revenue: Y141.5bn (-3% QoQ, +22% YoY)
Income before income taxes: Y65.6bn (-8% QoQ, +44% YoY)

- Earnings remained at a high level even under uncertain market conditions, supported by progress in the asset management business
  - Recurring revenue increased, while flow revenue remained at a high level
  - Margin on income before income taxes remained elevated, even as costs rose slightly QoQ, with the increase primarily driven by one-time real estate-related expenses aimed at medium to long-term cost optimization
  - The stability of divisional performance improved further as the recurring revenue cost coverage ratio[3] reached 79%

Recurring revenue

- Net inflows of recurring revenue assets at a record high (+Y755.4bn): As portfolio-based diversified investing becomes more widespread, net inflows into assets held for the medium to long-term are growing, accelerating the accumulation of recurring revenue assets regardless of market conditions.
- Recurring revenue also reached an all-time high: Contributions from significant net increase in recurring revenue assets and half-yearly investment advisory fees

Flow revenue, etc.

- Flow revenue, etc. fell 13% QoQ: Flow revenue remained high amid a slowdown in equity trading, with contributions from several large-scale deals

Growth of client assets	FY26/27 1Q	FY26/27 2Q
Investment trust net inflows[4]	+Y375.5bn	**+Y383.7bn**
Discretionary investment net inflows[4]	+Y189.1bn	**+Y226.9bn**
Net inflows of Cash and securities[5]	-Y8.5582trn	**+Y803.2bn**

1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).
2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans.
3. Recurring revenue divided by non-interest expenses using four-quarter cumulative. *4. Excludes Corporate section.* *5. Cash and securities inflows minus outflows, excluding regional financial institutions.*

8

Wealth Management: Asset purchases based on long-term, diversified investment continued to progress

Total sales[1]



(billions of yen)
Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
12,000
10,000
8,000
6,000
4,000
2,000
0

	FY25/26			FY26/27	
	2Q	3Q	4Q	1Q	2Q
Stocks	4,539.9	4,741.3	9,953.3	6,404.0	**5,048.4**
Bonds	633.4	473.4	447.6	512.0	**851.5**
Investment trust	815.2	1,095.1	953.7	1,167.3	**998.6**
Discretionary investments	187.0	221.0	223.6	308.6	**337.9**
Insurance	185.5	132.7	96.7	131.7	**149.6**
Total sales[1]	6,361.0	6,663.4	11,675.0	8,523.7	**7,385.9**

Total sales[1] were Y7.3859trn, -13% QoQ
Strong performance mainly in investment trusts and discretionary investments

- Stocks: -21% QoQ
  - Sales decreased QoQ amid growing uncertainty, including over rising interest rates in Japan and the US, but remained high
  - Primary stock subscriptions fell by 41% QoQ to Y132.6bn
- Bonds: +66% QoQ
  - Sales of public and corporate bonds increased amid rising yen interest rates; contributions also came from a major primary deal
- Investment trusts: -14% QoQ
  - While investors adopted a cautious approach to thematic funds, inflows went to Japanese equity funds, balanced funds, and other vehicles for medium to long-term holdings
- Discretionary investments: +9% QoQ
  - SMA contracts reached a record high as our asset management business made further progress in meeting clients' increasingly diverse needs
- Insurance: +14% QoQ
  - Substantial growth in sales of insurance products for pension and estate planning

1. Excludes Corporate section and Workplace Solution Department.

9

8.1 8.9 9.1 10.0 10.4 0 2 4 6 8 10 12 Sep Dec Mar Jun Sep 914 1,263 1,538 1,741 997 1,288 700 900 1,100 1,300 1,500 1,700 1,900 Jun Sep Dec Mar FY2025/26 FY2026/27 26.2 28.1 27.9 31.7 31.3 51.2 52.7 56.8 59.2 66.7 20 30 40 50 60 70 10 15 20 25 30 35 1 2 3 4 5 Recurring revenue assets Recurring revenue (rhs) 289.5 503.9 422.8 539.6 755.4 403.2 606.6 539.0 665.6 801.3 0 150 300 450 600 750 900 Wealth Management total Excluding Corporate section (billions of yen) FY25/26 2Q 3Q 4Q FY26/27 1Q 2Q (trillions of yen) (billions of yen) Wealth Management: KPI summary 1. Excludes investment trust distributions, and investment trust net inflows in level fee accounts, etc. 2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Net inflows of recurring revenue assets1 Recurring revenue assets and recurring revenue2 Flow business clients Workplace client assets Number of flow business clients increased YoY thanks in part to new relations stemming from major deals Workplace client assets continued to grow, supported by steady inflows from ESOPs Net inflows reached an all-time high as we continued to support clients’ medium to long-term asset formation and management needs Recurring revenue assets edged down owing to market factors, but recurring revenue reached an all-time high thanks to steady accumulation during the term and contributions from half-yearly investment advisory fees FY25/26 Sep/2Q Dec/3Q Sep/2Q Mar/4Q FY26/27 Jun/1Q FY25/26 Sep Dec Sep Mar FY26/27 Jun (trillions of yen) (thousands) 10

Investment Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	FY26/27 1Q	FY26/27 2Q	QoQ	YoY
Net revenue	60.8	60.9	86.2	98.3	**84.8**	**-14%**	**39%**
Non-interest expenses	30.1	43.0	68.1	53.3	**57.4**	**8%**	**91%**
Income before income taxes	30.7	17.9	18.1	45.0	**27.4**	**-39%**	**-11%**

Breakdown of net revenue

(billions of yen)



100
80
60
40
20
0
Investment gain/loss
Business revenue

	FY25/26 2Q	FY25/26 3Q	FY25/26 4Q	FY26/27 1Q	FY26/27 2Q	QoQ	YoY
Business revenue[1,2]	44.1	57.8	81.2	86.2	**82.3**	**-4%**	**87%**
Investment gain/loss[3]	16.8	3.1	5.0	12.1	**2.5**	**-80%**	**-85%**
Net revenue	60.8	60.9	86.2	98.3	**84.8**	**-14%**	**39%**

Key points

Net revenue: Y84.8bn (-14% QoQ, +39% YoY)
Income before income taxes: Y27.4bn (-39% QoQ, -11% YoY)

- Net revenue down from the previous quarter's elevated level, but still high
  - Business revenue down from record-high level of prior quarter, but asset management fees held firm
  - One-time integration-related costs increased at Nomura Asset Management International

Business revenue

- Net revenue: Y82.3bn (-4% QoQ, +87% YoY)
  - Asset management business continued to deliver solid performance
    - Assets under management in Japan equity active fund established in July topped Y150bn[4]
    - Assets under management in our flagship balanced fund series, Japan's largest, approached Y2trn[4], supported by steady net inflows
  - Aircraft leasing business Nomura Babcock & Brown performed in line with the previous quarter

Investment gain/loss

- Net revenue: Y2.5bn (-80% QoQ, -85% YoY)
  - Decline in American Century Investments-related gain/loss
  - Continued focus on building up the pipeline, with new investment made by Nomura Capital Partners

1. Includes revenues from public asset management business of Macquarie Group since 1 December 2025.
2. Includes revenues from asset management business, aircraft leasing-related revenues, and general partner management fees gained from private assets and other investment businesses.
3. Consists of net revenue arising from American Century Investments-related gain/loss, investment business in private assets & other, and investments (including changes in fair valuations, funding costs, management fees, dividends, etc.)
4. As of the end of September 2026

11

Investment Management: Continued steady net inflows, primarily into investment trusts 1. Assets under management (net) are calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of AuM of asset management companies within Investment Management division 2. Based on assets under management (net) 3. Total of Nomura Asset Management alternative AuM and private assets AuM of other asset management companies within Investment Management division Assets under management (net)1 Net inflows2 Alternative AuM3: net inflows continued, reaching a record-high (billions of yen) (billions of yen) (trillions of yen) Assets under management remained high, with solid net inflows Domestic investment trust business Funds flowed into both investment trusts (excl. ETFs, MRFs, etc.) and ETFs − Investment trusts: Funds flowed into Japanese equity active funds, including newly established ones, balanced funds, and private equity funds − ETFs: Inflows mainly to Japanese equity ETFs Domestic investment advisory and international businesses In Japan, funds chiefly flowed into Japanese bonds and private assets Overseas, the scale of outflows shrank QoQ, as mutual fund outflows continued in line with the trend in the US market, but funds flowed into US high-yield bonds FY25/26 2Q 3Q 2Q 4Q FY26/27 1Q FY25/26 Sep Dec Sep Mar FY26/27 Jun FY25/26 Sep Dec Sep Mar FY26/27 Jun Domestic Investment Advisory and international business, etc. Domestic Investment trust business Domestic Investment Advisory and international business, etc. Domestic Investment trust business 73.4 79.0 81.2 93.8 93.8 27.9 55.7 55.7 62.6 59.0 101.2 134.7 136.9 156.4 152.8 0 40 80 120 160 525 71 816 -367 1,019 -26 44 -1,095 -963 -541 498 115 -279 -1,330 478 -1,600 -1,200 -800 -400 0 400 800 1,200 2,941 3,334 3,633 3,805 3,891 0 1,000 2,000 3,000 4,000 12

NOMURA

Wholesale

Net revenue and income (loss) before income taxes

(billions of yen)	FY25/26			FY26/27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	279.2	313.9	308.1	369.1	**308.9**	**-16%**	**11%**
Non-interest expenses	226.0	251.6	264.8	275.8	**262.9**	**-5%**	**16%**
Income before income taxes	53.1	62.3	43.2	93.3	**46.1**	**-51%**	**-13%**
CIR	*81%*	*80%*	*86%*	*75%*	***85%***		
Revenue/modified RWA[1]	*7.1%*	*7.8%*	*7.6%*	*9.3%*	***7.7%***		

Key points

Net revenue: Y308.9bn (-16% QoQ, +11% YoY)
Income before income taxes: Y46.1bn (-51% QoQ, -13% YoY)

- Revenue normalized from the previous quarter's high level amid heightened uncertainty over the outlook, including concerns about a resurgence of inflation due to geopolitical risks and rising interest rates
  - Global Markets continued to maintain elevated levels in Equities
  - Investment Banking net revenue rose for key products, such as Advisory, Financing and Solutions, etc.
  - Expenses were held in check through ongoing cost controls and a decline in business-related expenses

Net revenue by business line



(billions of yen)
Investment Banking
Global Markets
400
300
200
100
0

	FY25/26			FY26/27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	235.7	256.8	252.5	318.7	**254.2**	**-20%**	**8%**
Investment Banking	43.5	57.1	55.6	50.4	**54.7**	**9%**	**26%**
Net revenue	279.2	313.9	308.1	369.1	**308.9**	**-16%**	**11%**

Net revenue by region



(billions of yen)
Japan
AEJ
EMEA
Americas
400
300
200
100
0
107.4
43.7
49.1
79.0
124.1
54.0
48.5
87.3
105.5
48.1
52.3
102.2
129.5
55.0
84.7
99.8
105.8
48.4
68.3
86.4
FY25/26 2Q
3Q
4Q
FY26/27 1Q
2Q

1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Starting from FY2025/26 1Q, based on Basel III finalization rule.

13

Wholesale: Global Markets

Net revenue

(billions of yen)



350
300
250
200
150
100
50
0
FI: Others 1
FI: Macro Products 2
FI: Spread Products3
EQ: Others4
EQ: Equity Products5
EQ: Execution Services6

	FY25/ 26			FY26/ 27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Fixed Income (FI)	121.9	136.9	125.3	139.2	**119.2**	**-14%**	**-2%**
Equities (EQ)	113.8	119.9	127.2	179.4	**135.0**	**-25%**	**19%**
Global Markets	235.7	256.8	252.5	318.7	**254.2**	**-20%**	**8%**

Key points

Net Revenue: Y254.2bn (-20% QoQ, +8% YoY)

- Fixed Income: Decline in Macro Products was partly offset by Spread Products, and efforts to diversify revenue sources to date paid off. International Wealth Management revenue remained high supported by growing AuM
- Equities: Derivatives normalized QoQ from a strong previous quarter but remained high

Fixed Income

- Net Revenue: Y119.2bn (-14% QoQ, -2%YoY)
  - **Macro Products:** Rates revenue slid in response to a global rise in interest rates caused by market uncertainty; FX/EM revenue declined QoQ from a high comparison base
  - **Spread Products:** Credit revenue decreased as client activity slowed in reaction to widening spreads; Securitized Products revenue rose, driven by the Americas

Equities

- Net Revenue: Y135.0bn (-25% QoQ, +19% YoY)
  - **Equity Products:** Revenue was down despite strong Financing business, in part owing to a QoQ decline in Derivatives which normalized from a higher base
  - **Execution Services:** Revenue fell as market trading volumes fell QoQ

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services.
6. Equities execution business

14

NOMURA

Wholesale: Investment Banking

Net revenue

(billions of yen)


60
40
20
0
Financing, Solutions, etc.
Advisory

FY25/26			FY26/27		QoQ	YoY
2Q	3Q	4Q	1Q	2Q		
43.5	57.1	55.6	50.4	**54.7**	**9%**	**26%**

Key points

Net revenue: Y54.7bn (+9% QoQ, +26% YoY)

- Nomura topped the ECM[1] and DCM[2] league tables in Japan
- Net revenues increased across key products such as Advisory, Financing, and Solutions, etc.

Advisory

- Net revenue rose in Japan and overseas with participation in sponsor-related deals, growth investments in multiple sectors including infrastructure, and business portfolio realignment projects

Financing and Solutions, etc.[3]

- ECM participated as bookrunner in nine of the top ten deals[4] in 1H, with continued involvement in major PO and CB deals in Japan
- DCM met brisk demand for capital among companies in Japan with wide-ranging means of capital procurement; overseas, it supported issuance of SSA bonds, etc.
- Solutions-related business continued to do well, mainly in Japan

Major Deals ~ Utilizing global franchise to participate in deals

Advisory

- Take-private of **Dentsu Research Institute** by Dentsu Group and ITOCHU Corporation (Y215.2bn)
- Sale of broadband infrastructure in Poland by **Macquarie Asset Management** to T-Mobile Poland ($1.157bn)
- Acquisition by **SK Biopharmaceuticals** (Korea) of worldwide exclusive development and commercialization rights for Opakalim, an epilepsy drug candidate, from Biohaven (U.S.) ($795m)
- Sale by **VodafoneZiggo** (Netherlands), a Liberty Global portfolio company, of its mobile tower infrastructure to DigitalBridge (€669m)
- Acquisition of **Fidelity Life Assurance Company** (New Zealand) by Partners Group (New Zealand), a subsidiary of Dai-ichi Life Group (NZ$630m)
- Acquisition by **Nippon Yusen Kabushiki Kaisha** (NYK Line) of a controlling interest in NS United Kaiun (Y165.4bn)

Financing, Solutions, etc.

- **SoftBank Group**: Retail bonds (Y1.0tn)
- **International Bank for Reconstruction & Development**: USD-denominated Sustainable Development Bonds ($4.0bn)
- **CANADIAN IMPERIAL BANK OF COMMERCE SYDNEY**: AUD-denominated bonds (AU$2.5bn)
- **China CITIC Bank International**: CNH-denominated bonds (CNH1.33bn) and USD-denominated ($400m) AT1 bonds
- **Sony Life Insurance**: USD-denominated subordinated bonds ($700m)
- **ARCHION**: GPO (Y235.6bn)
- **Kawasaki Heavy Industries**: International PO (Y97.4bn) and Euroyen CB (Y100bn)
- **Jersey Mike's Subs**: IPO ($1.0bn)
- **SHIMIZU CORPORATION**: Euroyen CB (Y100bn)
- **Japan Airport Terminal**: PO (Y64.3bn)

Japan-related ECM league table[1] (April to September 2026)

No.		RV (bn of yen)	Share (%)	# of deals
1	**Nomura**	**788.3**	**30.5**	**30**
2	Morgan Stanley	420.4	16.2	14
3	Mizuho	402.1	15.5	15

Japan-related DCM league table[2] (April to September 2026)

No.		RV (bn of yen)	Share (%)	# of deals
1	**Nomura**	**2,608.6**	**22.6**	**397**
2	Daiwa	2,541.6	22.0	374
3	SMBC Nikko	2,434.7	21.1	390

1. Source: Created by Nomura, based on LSEG (Apr to Sep 2026) 2. Source: Created by Nomura, based on CAPITAL EYE (Apr to Sep 2026) excluding bonds issued by the Company, bookrunner basis
3. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product. 4. Based on deal size

15

NOMURA

Banking

Net revenue and income (loss) before income taxes

(billions of yen)	FY25/26			FY26/27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	12.9	13.7	14.5	15.2	**16.4**	**7%**	**27%**
Non-interest expenses	9.7	9.5	11.5	11.6	**12.0**	**4%**	**24%**
Income before income taxes	3.2	4.2	3.0	3.6	**4.4**	**20%**	**37%**

Breakdown of net revenue

(billions of yen)



20
15
10
5
0
Trust & Agent Service Revenue
Banking revenue and others

	FY25/26			FY26/27		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Banking revenue and others[1]	3.5	3.2	3.4	4.1	**4.5**	**11%**	**31%**
Trust & Agent Service revenue[2]	9.4	10.5	11.1	11.2	**11.9**	**6%**	**26%**
Net revenue	12.9	13.7	14.5	15.2	**16.4**	**7%**	**27%**

Key points

Net Revenue: Y16.4bn (+7% QoQ, +27% YoY)
Income before income taxes: Y4.4bn (+20% QoQ, +37% YoY)

- Growth in net revenue and income before income taxes was driven by growth in KPIs such as loans outstanding, investment trust balances, and assets under administration, as well as by rising market interest rates

Banking revenue and others

- Net revenue Y4.5bn (+11% QoQ, +31% YoY)
  - Deposit sweep service grew steadily in contracts and balances; funding costs contained owing to growth in deposit balances
  - Revenue from investment activities increased, supported by higher investment balances in securities and other assets, as well as rising market interest rates

Trust & Agent Service revenue

- Net revenue Y11.9bn (+6% QoQ, +26% YoY)
  - Trust fees at Nomura Trust and Banking increased steadily as new investment trust mandates boosted investment trust balances and revenue from other trust services also grew
  - Nomura Bank Luxembourg saw sustained inflows into public and private funds, driven by strong demand from Japanese investors for private assets

	FY26/27 Jun	FY26/27 Sep	Increase (Decrease)
Deposit Balance[3]	Y1,664.2bn	**Y1,837.7bn**	**Y173.5bn**

1. *Banking revenue and others consists mainly of net interest margin earned by The Nomura Trust and Banking Co., Ltd. ("NTB"), as well as service revenue such as fees and spreads from foreign exchange transactions at NTB in the division.*
2. *Trust & Agent Service Revenue consists mainly of revenue from Nomura Bank (Luxembourg) S.A. ("NBL") and revenue generated from the management of client assets such as investment trusts and similar vehicles at NTB.*
3. *NTB. Excludes negotiable certificates of deposit.*

16

32.1 33.2 35.3 38.9 41.3 28.1 29.2 29.2 30.1 32.4 60.2 62.4 64.6 69.0 73.7 0 20 40 60 80 Nomura Group Others 1,093 1,131 1,177 1,247 1,361 700 900 1,100 1,300 1,500 Banking: KPI summary 1. Investment trust balance (NTB) is the total net asset value of each fund as of the end of its most recent fiscal period Loans outstanding Nomura Web loans outstanding grew along with an increase in new loan account openings, supported in part by improved recognition of the service as client touchpoints expanded through deposit sweep services Improved navigation from Nomura app also enhanced the client experience Investment trust balance Balances rose on onboarding of asset management companies via enhanced marketing and on tapping of newly established funds Assets under administration Assets grew as the provision of high-quality products/services brought sustained inflows into public and private funds investing in private assets FY25/26 Sep Dec Sep Mar FY26/27 Jun KPI highlights Investment trust balance 1 (Nomura Trust and Banking) Loans outstanding (Nomura Trust and Banking) Assets under administration (Nomura Bank Luxembourg) (billions of yen) (trillions of yen) (billions of dollars) 17 FY25/26 Sep Dec Sep Mar FY26/27 Jun 40.4 41.2 42.9 44.0 44.2 30 35 40 45 FY25/26 Sep Dec Sep Mar FY26/27 Jun

Non-interest expenses FY24/25 FY25/26 FY25/26 FY26/27 QoQ 2Q 3Q 4Q 1Q 2Q Compensation and benefits 732.4 829.5 195.1 220.7 227.4 236.8 224.0 -5.4% Commissions and floor brokerage 177.5 221.9 47.2 54.0 75.9 74.3 70.3 -5.4% Information processing and communications 227.0 248.4 59.2 63.5 68.6 70.7 70.2 -0.8% Occupancy and related depreciation 70.2 71.5 17.3 17.9 20.4 18.7 19.7 5.4% Business development expenses 27.1 33.7 7.3 10.0 9.4 8.5 8.7 2.3% Other 186.4 222.9 52.8 50.4 67.8 66.1 66.5 0.6% Total 1,420.5 1,627.9 378.8 416.5 469.5 475.2 459.5 -3.3% (billions of yen) Key points Full year Quarter (billions of yen) Second quarter Non-interest expenses: Y459.5bn (-3% QoQ) Compensation and benefits (-5% QoQ) Adjustments made to performance-linked bonus provisions Decline in expenses associated with deferred compensation recognized in prior quarter Commissions and floor brokerage (-5% QoQ) Decline accompanies decrease in trading volume Occupancy and related depreciation (+5% QoQ) Rise reflects office relocations, etc., in Japan and overseas

Robust financial position

Balance sheet related indicators and capital ratios

	Mar 2026	Jun 2026	Sep 2026
Total assets	Y62.6trn	Y68.2trn	**Y67.5trn**
Shareholders' equity	Y3.7trn	Y3.8trn	**Y3.8trn**
Gross leverage	16.9x	17.8x	**17.9x**
Net leverage[1]	12.2x	12.9x	**13.2x**
Level 3 assets (net)[2]	Y1.3trn	Y1.3trn	**Y1.3trn**
Liquidity portfolio	Y10.7trn	Y12.7trn	**Y12.7trn**

(billions of yen) Basel 3 basis	Mar 2026	Jun 2026	Sep 2026[2]
Tier 1 capital	3,843	3,762	**3,701**
Tier 2 capital	189.3	239.2	**236.0**
Total capital	4,032	4,001	**3,937**
RWA	24,544	25,015	**25,499**
CET 1 capital ratio[3]	12.8%	13.2%	**12.6%**
Tier 1 capital ratio	15.6%	15.0%	**14.5%**
Consolidated capital adequacy ratio	16.4%	15.9%	**15.4%**
Consolidated leverage ratio[4]	5.18%	4.77%	**4.68%**
HQLA[5]	Y7.9trn	Y8.9trn	**Y9.2trn**
LCR[5]	214.0%	196.9%	**182.4%**
TLAC ratio (RWA basis)	26.7%	29.9%	**27.7%**
TLAC ratio (total exposure basis)	9.9%	10.5%	**10.0%**

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (lhs)
CET 1 capital ratio (rhs)
30
25
20
15
10
5
0
25%
20%
15%
10%
5%
0%
13.0%
13.0%
12.8%
13.2%
12.6%
FY25/26 Sep
Dec
Mar
FY26/27 Jun
Sep

Changes in RWA[2]



(trillions of yen)
30
25
20
15
10
5
0
25.0
0.3
-0.1
0.3
25.5
4.2
6.1
14.7
4.5
6.0
15.0
Operational risk
Market risk
Credit risk[6]
Jun 26
Sep 26

1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity
2. HQLA and LCR as of the end of September 2026 are final figures. Other figures are preliminary.
3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.
4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).
5. Daily average for each quarter.
6. Credit risk includes CVA.

19

Financial Supplement

Mar 31, 2026 Sep 30, 2026 Increase (Decrease) Mar 31, 2026 Sep 30, 2026 Increase (Decrease) Assets Total cash and cash deposits 5,649 6,667 1,018 Short-term borrowings 1,753 2,001 249 Total payables and deposits 8,698 9,751 1,053 Total loans and receivables 9,543 11,002 1,459 Total collateralized financing 18,066 19,549 1,483 Trading liabilities 12,916 14,946 2,031 Total collateralized agreements 17,550 17,657 107 Other liabilities 1,814 1,676 -138 Long-term borrowings 15,545 15,633 88 26,342 28,217 1,875 Total liabilities 58,791 63,556 4,765 Total other assets1 3,562 3,939 377 Equity Total NHI shareholders’ equity 3,708 3,775 67 Noncontrolling interest 147 150 3 Total assets 62,646 67,482 4,836 62,646 67,482 4,836 Total trading assets and private equity and debt investments1 Total liabilities and equity Liabilities Consolidated balance sheet Consolidated balance sheet 1. Including securities pledged as collateral. (billions of yen) 21

FY2024/25 FY2025/26 Mar Mar Sep Dec Mar Equity 2.0 4.5 3.6 4.8 4.5 4.7 4.7 Interest rate 2.1 2.9 2.2 2.6 2.9 3.2 2.7 Foreign exchange 1.5 1.1 1.5 1.3 1.1 1.5 1.7 Sub-total 5.6 8.5 7.3 8.7 8.5 9.4 9.1 -1.8 -2.7 -2.4 -2.5 -2.7 -3.1 -2.7 3.8 5.8 4.9 6.2 5.8 6.3 6.4 Jun FY2025/26 VaR Diversification benefit FY2026/27 Sep Value at risk (billions of yen) Definition − 95% confidence level − 1-day time horizon for outstanding portfolio − Inter-product price fluctuations considered From April 1, 2026, to September 30, 2026 (billions of yen) − Maximum: 7.8 − Minimum: 5.5 − Average: 6.4 22

2Q 3Q 4Q 1Q 2Q Net revenue 1,892.5 2,167.7 515.5 551.8 577.2 686.7 607.5 Income (loss) before income taxes 472.0 539.8 136.6 135.2 107.7 211.5 148.0 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 340.7 362.1 92.1 91.6 73.9 145.6 103.7 Total NHI shareholders’ equity 3,470.9 3,707.9 3,485.3 3,651.8 3,707.9 3,834.3 3,775.3 ROE (%)1 10.0% 10.1% 11.3% 10.8% 10.1% 15.4% 13.3% Basic-Net income (loss) attributable to NHI shareholders per share (yen) 115.30 123.08 31.34 31.21 25.29 49.90 35.49 Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 111.03 118.99 30.49 30.19 24.34 48.34 34.61 Total NHI shareholders’ equity per share (yen) 1,174.10 1,277.99 1,188.05 1,244.72 1,277.99 1,311.94 1,291.77 FY2025/26 FY2026/27 FY2024/25 FY2025/26 1. Quarterly ROE is calculated using annualized year-to-date net income. Consolidated financial highlights (billions of yen) 340.7 362.1 10.0% 10.1% 0% 3% 6% 9% 12% 0 100 200 300 400 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders ROE 92.1 91.6 73.9 145.6 103.7 11.3% 10.8% 10.1% 15.4% 13.3% 0% 4% 8% 12% 16% 0 30 60 90 120 150 23

2Q 3Q 4Q 1Q 2Q Commissions 407.0 455.3 105.0 119.2 130.4 128.2 125.6 Fees from investment banking 212.2 200.5 44.6 59.0 58.6 56.2 57.2 Asset management and portfolio service fees 378.2 468.6 102.5 122.7 150.6 162.1 171.6 Net gain on trading 580.1 696.9 171.9 190.7 192.0 230.3 204.6 Gain (loss) on private equity and debt investments 7.6 12.6 4.4 1.6 0.3 0.6 5.4 Interest and dividends 2,927.9 2,669.6 652.8 712.5 654.8 698.5 732.4 Gain (loss) on investments in equity securities 0.4 13.1 4.4 4.5 4.6 6.8 6.2 Other 223.3 241.8 75.6 17.8 21.5 89.0 20.0 4,736.7 4,758.5 1,161.2 1,227.9 1,212.8 1,371.7 1,322.8 2,844.3 2,590.8 645.8 676.2 635.6 685.0 715.4 1,892.5 2,167.7 515.5 551.8 577.2 686.7 607.5 1,420.5 1,627.9 378.8 416.5 469.5 475.2 459.5 472.0 539.8 136.6 135.2 107.7 211.5 148.0 Net income (loss) attributable to NHI shareholders 340.7 362.1 92.1 91.6 73.9 145.6 103.7 FY2025/26 FY2026/27 Income (loss) before income taxes Interest expense Total revenue Revenue Net revenue Non-interest expenses FY2024/25 FY2025/26 Consolidated income (billions of yen) 24

2Q 3Q 4Q 1Q 2Q Stock brokerage commissions 264.5 295.2 67.2 79.9 85.3 84.7 81.3 Other brokerage commissions 17.5 20.3 4.5 3.3 7.8 6.7 5.8 Commissions for distribution of investment trusts 66.1 66.3 14.3 20.9 16.9 22.1 18.1 Other 58.9 73.5 19.1 15.1 20.5 14.7 20.3 Total 407.0 455.3 105.0 119.2 130.4 128.2 125.6 Equity underwriting and distribution 52.9 41.0 5.0 15.1 17.3 14.7 11.6 Bond underwriting and distribution 48.4 47.0 11.4 10.8 10.9 14.0 17.0 M&A / Financial advisory fees 78.7 83.0 19.7 24.2 23.5 20.2 20.8 Other 32.2 29.5 8.4 8.9 6.9 7.3 7.7 Total 212.2 200.5 44.6 59.0 58.6 56.2 57.2 Asset management fees 235.9 311.7 64.5 81.6 107.3 115.8 121.4 Administration fees 109.1 120.6 29.0 31.8 33.5 36.3 38.9 Custodial fees 33.2 36.3 9.0 9.3 9.8 10.0 11.3 Total 378.2 468.6 102.5 122.7 150.6 162.1 171.6 FY2026/27 FY2024/25 FY2025/26 FY2025/26 Asset Management and portfolio service fees Fees from Investment banking Commissions Main revenue items (billions of yen) 25

Consolidated results: Income (loss) before income taxes by segment and region

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26			FY2026/27	
			2Q	3Q	4Q	1Q	2Q
Wealth Management[1]	166.2	204.0	45.5	58.5	61.2	71.1	**65.6**
Investment Management	89.6	88.3	30.7	17.9	18.1	45.0	**27.4**
Wholesale	166.3	200.6	53.1	62.3	43.2	93.3	**46.1**
Banking[1]	16.4	14.0	3.2	4.2	3.0	3.6	**4.4**
Four business segments total[1]	438.4	506.9	132.6	142.9	125.6	213.0	**143.4**
Other[1]	35.1	24.6	2.3	-10.3	-22.0	-7.0	**-1.2**
Segments total	473.5	531.6	134.9	132.6	103.7	206.0	**142.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-1.5	8.3	1.8	2.7	4.0	5.5	**5.8**
Income (loss) before income taxes	472.0	539.8	136.6	135.2	107.7	211.5	**148.0**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26			FY2026/27	
			2Q	3Q	4Q	1Q	2Q
Americas	65.8	61.9	29.1	17.1	0.1	39.8	**9.5**
Europe	20.3	-31.1	0.4	-10.6	-13.8	-11.7	**-7.4**
Asia and Oceania	50.9	60.8	15.4	9.8	16.6	47.2	**24.3**
Subtotal	137.0	91.5	44.9	16.3	2.9	75.2	**26.4**
Japan	335.0	448.3	91.8	118.9	104.8	136.3	**121.6**
Income (loss) before income taxes	472.0	539.8	136.6	135.2	107.7	211.5	**148.0**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*
2. *Geographic information is based on U.S. GAAP(Figures are preliminary for the three months ended September 30, 2026). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

26

2.3 -10.3 -22.0 -7.0 -1.2 2Q 3Q 4Q 1Q 2Q Net gain (loss) related to economic hedging transactions -5.8 -2.9 -0.2 -1.0 -2.9 -2.0 -1.9 Realized gain (loss) on investments in equity securities held for operating 1.5 3.3 2.2 1.1 0.0 1.2 0.0 Equity in earnings of affiliates 51.2 36.5 12.4 17.6 -6.0 10.5 11.4 Corporate items -5.9 -42.0 -15.2 -9.6 -5.5 -16.0 -4.0 Others1 -5.9 29.8 3.0 -18.5 -7.6 -0.7 -6.7 Income (loss) before income taxes1 35.1 24.6 2.3 -10.3 -22.0 -7.0 -1.2 FY2025/26 FY2026/27 FY2024/25 FY2025/26 Income (loss) before income taxes 1. Retrospective adjustments made to prior years figures following the establishment of Banking Division. Segment “Other” (billions of yen) 35.1 24.6 -30 -15 0 15 30 45 60 1 2 27

Wealth Management related data (1)

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26			FY2026/27		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Commissions	183.6	217.5	52.1	58.7	60.6	66.9	**55.4**	**-17.1%**	**6.5%**
Of which, stock brokerage commission	72.2	96.0	22.7	24.7	30.3	30.9	**22.2**	**-28.1%**	**-2.0%**
Of which, commissions for distribution of investment trusts	65.9	66.1	14.3	20.8	16.8	22.0	**18.0**	**-18.1%**	**26.4%**
Sales credit	52.5	49.3	12.6	13.1	12.0	13.8	**16.5**	**19.3%**	**30.5%**
Fees from investment banking and other	27.3	25.6	3.9	8.8	7.6	6.4	**6.8**	**5.9%**	**72.7%**
Investment trust administration fees and other	156.7	176.1	42.9	46.4	48.1	52.5	**55.8**	**6.4%**	**30.3%**
Net interest revenue[1]	13.4	19.4	5.0	5.4	4.9	5.8	**7.0**	**19.8%**	**39.7%**
Net revenue[1]	433.6	487.9	116.5	132.5	133.1	145.4	**141.5**	**-2.7%**	**21.5%**
Non-interest expenses[1]	267.4	283.9	71.0	74.0	71.9	74.3	**75.9**	**2.2%**	**7.0%**
Income before income taxes[1]	166.2	204.0	45.5	58.5	61.2	71.1	**65.6**	**-7.7%**	**44.0%**
Domestic distribution volume of investment trusts	3,882.8	4,097.9	854.6	1,178.9	1,237.4	1,506.8	**1,377.9**	**-8.6%**	**61.2%**
Stock investment trusts	3,107.2	3,252.4	708.5	984.0	835.8	1,090.4	**874.0**	**-19.8%**	**23.4%**
Foreign investment trusts	775.6	844.7	146.0	194.3	401.4	416.4	**503.8**	**21.0%**	**3.5x**
Other									
Sales of JGBs for individual investors (transaction base)	317.9	278.9	33.5	80.8	82.6	102.7	**179.9**	**75.1%**	**5.4x**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*

28

Wealth Management client assets 1. Including CBs and warrants 2. Including annuity insurance. Wealth Management related data (2) (trillions of yen) FY2024/25 FY2025/26 Mar Mar Sep Dec Mar Jun Sep Equities 92.2 117.6 106.2 114.3 117.6 121.0 121.6 Foreign currency bonds 6.5 6.9 6.8 7.0 6.9 6.8 6.6 Domestic bonds1 14.2 14.7 14.8 14.8 14.7 15.1 15.5 Stock investment trusts 13.3 16.1 15.2 16.5 16.1 19.1 18.7 Bond investment trusts 6.7 7.0 7.2 7.2 7.0 6.7 6.1 Foreign investment trusts 2.0 2.7 2.1 2.3 2.7 3.0 3.3 Other2 8.8 10.8 10.0 10.5 10.8 11.9 11.7 Total 143.8 175.8 162.3 172.6 175.8 183.7 183.6 FY2025/26 FY2026/27 162.3 172.6 175.8 183.7 183.6 . 143.8 175.8 0 50 100 150 200 Other Foreign investment trusts Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities 29

744 -461 2,720 803 296 398 309 477 773 -4,000 -3,000 -2,000 -1,000 0 1,000 2,000 3,000 4,000 Net inflows of cash and securities1 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. 3. Retail Only. Wealth Management related data (3) (billions of yen) -8,558 1,288 5,263 1,276 1,521 -1,000 0 1,000 2,000 3,000 4,000 5,000 6,000 Wealth Management total Retail only 2Q 3Q 4Q 1Q 2Q Wealth Management total 1,288 5,263 744 -461 2,720 -8,558 803 Retail only2 1,276 1,521 296 398 309 477 773 Inflows of cash and securities3 6,256 7,639 1,753 2,062 2,015 2,167 2,466 FY2025/26 FY2025/26 FY2026/27 FY2024/25 30

Wealth Management related data (4) Number of accounts 1. Ratio of cash stocks traded via online service. (thousands) (thousands) New individual accounts / IT share1 2Q 3Q 4Q 1Q 2Q New individual accounts 372 440 103 113 121 96 84 IT share1 No. of orders 85% 85% 85% 83% 85% 83% 85% Transaction value 60% 59% 60% 58% 59% 56% 58% FY2025/26 FY2025/26 FY2026/27 FY2024/25 FY2024/25 FY2025/26 Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,934 6,095 5,998 6,075 6,095 6,136 6,172 Equity holding accounts 3,285 3,310 3,292 3,301 3,310 3,336 3,356 NISA accounts opened 1,779 1,900 1,816 1,877 1,900 1,919 1,933 Online service accounts 5,974 6,377 6,140 6,278 6,377 6,452 6,521 FY2025/26 FY2026/27 31

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26			FY2026/27		QoQ	YoY
			2Q	3Q	4Q	1Q	2Q		
Business revenue	163.7	223.7	44.1	57.8	81.2	86.2	**82.3**	**-4.5%**	**86.9%**
Investment gain/loss	28.8	34.8	16.8	3.1	5.0	12.1	**2.5**	**-79.8%**	**-85.4%**
Net revenue	192.5	258.5	60.8	60.9	86.2	98.3	**84.8**	**-13.7%**	**39.4%**
Non-interest expenses	102.9	170.2	30.1	43.0	68.1	53.3	**57.4**	**7.7%**	**90.7%**
Income (loss) before income taxes	89.6	88.3	30.7	17.9	18.1	45.0	**27.4**	**-39.1%**	**-10.8%**

Assets under management by company[1]

(trillions of yen)

	FY2024/25	FY2025/26	FY2025/26			FY2026/27	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Nomura Asset Management	88.1	111.3	99.7	108.4	111.3	127.7	**127.4**
Nomura Asset Management International, etc.[2]	5.5	34.1	9.3	34.9	34.1	37.8	**34.1**
Assets under management (gross)[3]	93.6	145.4	109.1	143.3	145.4	165.5	**161.5**
Group company overlap	4.3	8.5	7.8	8.6	8.5	9.1	**8.7**
Assets under management (net)[4]	89.3	136.9	101.2	134.7	136.9	156.4	**152.8**

1. *From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024. Includes the assets under management of Macquarie Group's Public Asset Management business (acquired on 1 December 2025).*
2. *The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025. Established Nomura Asset Management International in December 2025 by integrating Nomura Capital Management and Nomura Corporate Research and Asset Management (Nomura's core U.S. investment management entities) with the acquired business.*
3. *Total of assets under management (gross) of asset management companies within the Investment Management division.*
4. *Net after deducting Group company overlap from assets under management (gross).*

32

Investment Management related data (2) Investment Management asset inflows/outflows by business1 1. Based on assets under management (net) 2. Source: Investment Management Association of Japan (billions of yen) (trillions of yen) Domestic public investment trust market and Nomura Asset Management market share2 FY2024/25 FY2025/26 Mar Mar Sep Dec Mar Jun Sep Market 236.3 305.5 276.8 301.6 305.5 359.9 361.2 Nomura Asset Management share (%) 25% 25% 24% 24% 25% 24% 24% Market 221.5 289.1 260.4 284.7 289.1 343.1 345.3 Nomura Asset Management share (%) 24% 23% 23% 23% 23% 23% 23% Market 14.8 16.4 16.4 16.9 16.4 16.8 15.9 Nomura Asset Management share (%) 44% 43% 44% 43% 43% 42% 40% Market 85.8 113.9 100.4 109.9 113.9 135.7 136.2 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% ETF FY2026/27 Domestic public stock investment trusts Domestic public bond investment trusts Domestic public investment trusts FY2025/26 2Q 3Q 4Q 1Q 2Q Domestic investment trusts business 2,113 1,204 525 71 816 -367 1,019 of which ETFs 987 -23 77 -105 673 -941 786 Domestic investment advisory and international businesses, etc. 536 -762 -26 44 -1,095 -963 -541 Total net asset inflow (outflow) 2,648 443 498 115 -279 -1,330 478 FY2024/25 FY2025/26 FY2026/27 FY2025/26 33/25 FY2025/26 Mar Mar Sep Dec Mar Jun Sep Nomura Asset Management 88.1 111.3 99.7 108.4 111.3 127.7 127.4 Nomura Asset Management International, etc.2 5.5 34.1 9.3 34.9 34.1 37.8 34.1 Assets under management (gross)3 93.6 145.4 109.1 143.3 145.4 165.5 161.5 Group company overlap 4.3 8.5 7.8 8.6 8.5 9.1 8.7 Assets under management (net)4 89.3 136.9 101.2 134.7 136.9 156.4 152.8 FY2025/26 FY2026/27 Investment Management related data (1) Net revenue and income (loss) before income taxes 1. From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024. Includes the assets under management of Macquarie Group’s Public Asset Management business (acquired on 1 December 2025). 2. The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025. Established Nomura Asset Management International in December 2025 by integrating Nomura Capital Management and Nomura Corporate Research and Asset Management (Nomura’s core U.S. investment management entities) with the acquired business. 3. Total of assets under management (gross) of asset management companies within the Investment Management division. 4. Net after deducting Group company overlap from assets under management (gross). (trillions of yen) (billions of yen) Assets under management by company1 2Q 3Q 4Q 1Q 2Q Business revenue 163.7 223.7 44.1 57.8 81.2 86.2 82.3 -4.5% 86.9% Investment gain/loss 28.8 34.8 16.8 3.1 5.0 12.1 2.5 -79.8% -85.4% Net revenue 192.5 258.5 60.8 60.9 86.2 98.3 84.8 -13.7% 39.4% Non-interest expenses 102.9 170.2 30.1 43.0 68.1 53.3 57.4 7.7% 90.7% Income (loss) before income taxes 89.6 88.3 30.7 17.9 18.1 45.0 27.4 -39.1% -10.8% FY2025/26 FY2026/27 FY2024/25 FY2025/26 QoQ YoY 32

2Q 3Q 4Q 1Q 2Q Fixed Income 499.2 509.0 121.9 136.9 125.3 139.2 119.2 -14.4% -2.2% Equities 375.4 459.2 113.8 119.9 127.2 179.4 135.0 -24.8% 18.6% 874.6 968.1 235.7 256.8 252.5 318.7 254.2 -20.2% 7.8% 183.3 194.1 43.5 57.1 55.6 50.4 54.7 8.6% 25.9% 1,057.9 1,162.2 279.2 313.9 308.1 369.1 308.9 -16.3% 10.7% FY2024/25 FY2025/26 Net revenue Global Markets Investment Banking FY2025/26 QoQ YoY FY2026/27 Wholesale related data Net revenue and income (loss) before income taxes (billions of yen) (billions of yen) Breakdown of Wholesale revenue 2Q 3Q 4Q 1Q 2Q Net revenue 1,057.9 1,162.2 279.2 313.9 308.1 369.1 308.9 -16.3% 10.7% Non-interest expenses 891.7 961.7 226.0 251.6 264.8 275.8 262.9 -4.7% 16.3% Income (loss) before income taxes 166.3 200.6 53.1 62.3 43.2 93.3 46.1 -50.6% -13.3% FY2025/26 FY2025/26 QoQ YoY FY2026/27 FY2024/25 34

Number of employees

	FY2024/25	FY2025/26	FY2025/26			FY2026/27	
	Mar	Mar	Sep	Dec	Mar	Jun	**Sep**
Japan	14,877	15,017	15,144	15,061	15,017	15,339	**15,242**
Europe	3,133	3,269	3,173	3,237	3,269	3,265	**3,261**
Americas	2,417	3,028	2,450	3,030	3,028	3,079	**3,070**
Asia and Oceania[1]	6,815	7,363	7,109	7,273	7,363	7,529	**7,740**
Total	27,242	28,677	27,876	28,601	28,677	29,212	**29,313**

1. *Includes Powai office in India.*

35

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